## Contact

www.linkedin.com/in/jeff-nuss-1bb230 (LinkedIn)
www.greenwoodresources.com (Company)

## Top Skills

Due Diligence
Mergers & Acquisitions
Business Planning

# Jeff Nuss

Founder and Former President & CEO at GreenWood Resources, Inc.
Portland, Oregon, United States

## Experience

### GreenWood Resources, Inc

25 years 2 months

Founder and Former President & CEO
May 2021 - Present (2 years 6 months)

Founder & President & CEO
September 1998 - May 2021 (22 years 9 months)
Portland, Oregon, United States

### CH2M

Project Manager and Engineer
1989 - 1998 (9 years)

## Education

### Oregon State University

BS, MS, Engineering · (1982 - 1989)